                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2006
                      ------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                      ------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on November 7, 2006.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statement on Form F-3 (File No. 333-11848) of the Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  November 7, 2006

                                               By: /s/ Joseph Williger
                                               -----------------------
                                               Joseph Williger
                                               Chief Executive Officer
News

                                                           FOR IMMEDIATE RELEASE

                 G. WILLI-FOOD TO FURTHTER EXPAND PRODUCT LINES

             NEW LINES OF DAIRY PRODUCTS AND CANDIES IN DEVELOPMENT
  CAPITALIZES ON TECHNOLOGICAL CAPABILITIES AND PARTNERSHIPS WITH KEY SUPPLIERS

YAVNE, ISRAEL - NOVEMBER 7, 2006 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (the "Company" or "Willi Food"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced that following the Company's attendance at the SIAL food exhibition in Paris in late October, Willi-Food will engage in the development of several new products for the kosher market.

Mr. Zwi Williger, President and COO of Willi-Food commented, "We pride ourselves on delivering highly innovative and desirable products to the marketplace.
Willi-Food's superior development technology and established partnerships enable us to rapidly capitalize on exciting trends in the industry and continue to drive revenue and earnings growth."

Among the new products in development are several cheese alternatives, including types of Gouda, Parmesan, Cheddar and Mozzarella, which Willi-Food will source from a supplier in Greece. In addition, the Company is working on long shelf-life yogurts from Holland.

Another product segment selected for expansion is candy. Willi-Food has developed a new line of candies and is currently working on a new line of sugar free candies.

Willi-Food recently introduced a new product called Fetina into the retail market in Israel. Fetina is a kosher version of Feta Cheese, which is available in regular and 9% fat varieties. The Company has scheduled a launch campaign for
Fetina in November and December.

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
For more information, please visit the Company's website at
www.willi-food.co.il.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN
THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE DEPENDENT ON CERTAIN
RISKS AND UNCERTAINTIES, INCLUDING SUCH FACTORS, AMONG OTHERS, AS MARKET
ACCEPTANCE, MARKET DEMAND, PRICING, COMPETITION, CHANGING ECONOMIC CONDITIONS
AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S SEC FILINGS.

CONTACT:
G. Willi Food International Ltd.
Albert Israeli, CFO
(+972) 8-932-2233
albert@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com